Amended and Restated

Exhibit A

to the

Amended and Restated Investment Advisory Agreement

Effective as of December 18, 2020

As consideration for the Advisor’s services to the following Funds, the Advisor shall receive from each of these Funds an annual advisory fee, accrued daily at the rate of 1/365th of the applicable advisory fee rate and payable monthly on the first business day of each month, of the following annual percentages of each Portfolio’s average daily net assets during the month:

State Street Defensive Emerging Markets Equity Fund	0.75%
State Street S&P 500 Index Fund	0.03%
State Street International Stock Selection Fund	0.75%

This Appendix A is hereby amended and restated effective as of the 18th day of December 2020.

Attest:		SSGA FUNDS

By:	/s/ Cara Reading	By:	/s/ Bruce Rosenberg
		Name:	Bruce Rosenberg
		Title:	Treasurer

Attest:		SSGA FUNDS MANAGEMENT, INC.

By:	/s/ Cara Reading	By:	/s/ Ellen M. Needham
		Name:	Ellen M. Needham
		Title:	President

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